SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number 0-18760

Unilens Vision Inc.

(Translation of Registrant’s Name Into English)

1780-400 Burrard Street

Vancouver, British Columbia, Canada V6C 3A6

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Financial Statements of

UNILENS VISION INC.

At June 30, 2008 and 2007 and

Years ended June 30, 2008, 2007 and 2006

Report date – September 23, 2008

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Unilens Vision Inc.

We have audited the accompanying consolidated balance sheets of Unilens Vision Inc. as of June 30, 2008 and 2007 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended June 30, 2008, 2007 and 2006. These consolidated financial statements are the responsibility of the management of Unilens Vision Inc. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required at this time, to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unilens Vision Inc. as of June 30, 2008 and 2007 and the results of its operations and its cash flows for the years ended June 30, 2008, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

Pender Newkirk & Company LLP

Certified Public Accountants

Tampa, Florida

September 23, 2008

UNILENS VISION INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

AS AT JUNE 30

	2008	2007
ASSETS
Current
Cash and cash equivalents	$1,603,476	$1,961,712
Accounts receivable, net of allowance of $310,155 and $315,166 at June 30, 2008 and 2007, respectively	897,842	923,817
Royalties and other receivables	748,065	644,382
Inventories (Note 3)	936,355	790,389
Prepaid expenses	38,585	94,427
Deferred tax asset – current (Note 14)	1,360,400	1,354,010

Total current assets	5,584,723	5,768,737
Property, plant, and equipment, net (Note 4)	381,522	491,069
Other assets	111,483	63,902
Deferred tax asset (Note 14)	706,400	1,664,100

Total assets	$6,784,128	$7,987,808

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	$497,501	$228,528
Accrued wages and employee benefits	341,288	453,168
Deferred income	60,713	—
Other accrued liabilities	57,932	137,309

Total current liabilities	957,434	819,005

Total liabilities	957,434	819,005

Commitments (Note 8)
Stockholders’ equity
Capital stock (Note 9)
Preference “A” shares, par value $10 Cdn. per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Preference “B” shares, par value $50 Cdn. per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Common shares, no par value; 100,000,000 shares authorized; shares issued and outstanding 4,550,715 and 4,513,215 at June 30, 2008 and 2007, respectively	27,627,581	27,596,810
Additional paid-in capital	8,970	8,970
Deficit	(21,809,857)	(20,436,977)

Total stockholders’ equity	5,826,694	7,168,803

Total liabilities and stockholders’ equity	$6,784,128	$7,987,808

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. Dollars)

YEAR ENDED JUNE 30	2008	2007	2006
Sales	$6,665,566	$6,370,930	$6,110,040
Cost of sales	3,705,581	3,489,836	3,404,831

Gross profit	2,959,985	2,881,094	2,705,209

Expenses:
Administration	1,294,701	1,229,365	1,100,729
Research and development	124,451	119,558	162,864
Sales and marketing	1,516,015	1,517,386	1,388,257

	2,935,167	2,866,309	2,651,850

Income from operations	24,818	14,785	53,359

Other items:
Royalty income (Note 5)	2,629,123	2,190,428	1,932,942
Other (expense) income	(45,236)	(71,812)	9,509
Remeasurement income (loss)	1,805	304	(5,905)
Interest income	26,142	46,037	28,135

	2,611,834	2,164,957	1,964,681

Income before income tax expense	2,636,652	2,179,742	2,018,040
Net income tax expense (Note 14)	1,006,060	869,781	421,210

Income for the year	$1,630,592	$1,309,961	$1,596,830

Income per common share:
Basic	$0.36	$0.29	$0.37

Diluted	$0.36	$0.29	$0.35

Weighted average number of common shares (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Expressed in U.S. Dollars)

	Common Stock
	Number of shares	Amount	Additional Paid-in Capital	Cumulative Translation Adjustment	Deficit	Total
Balance, June 30, 2005	4,193,815	$27,434,950	$8,970	$(18,922)	$(21,190,294)	$6,234,704
Common stock issued for cash from exercise of stock options at $0.48 per share in July 2005	10,000	4,800				4,800
Common stock issued for cash from exercise of stock options at $0.71 per share in July 2005	7,500	5,325				5,325
Common stock issued for cash from exercise of stock options at $0.48 per share in February 2006	105,000	50,400				50,400
Common stock issued for cash from exercise of stock options at $0.54 per share in February 2006	60,000	32,286				32,286
Common stock issued for cash from exercise of stock options at $0.71 per share in February 2006	50,000	35,500				35,500
Common stock issued for cash from exercise of stock options at $0.82 per share in February 2006	15,000	12,367				12,367
Cumulative translation adjustment				18,922	(18,922)	—
Income for the year					1,596,830	1,596,830

Balance, June 30, 2006	4,441,315	27,575,628	8,970	—	(19,612,386)	7,972,212
Common stock issued for cash from exercise of stock options at $0.48 per share in July 2006	5,000	2,400				2,400
Common stock issued for cash from exercise of stock options at $0.71 per share in July 2006	22,500	15,975				15,975
Common stock issued for cash from exercise of stock options at $0.84 per share in July 2006	15,000	12,600				12,600
Common stock issued for cash from exercise of stock options at $0.21 per share in October 2006	10,000	2,146				2,146
Common stock issued for cash from exercise of stock options at $0.48 per share in February 2007	25,000	12,000				12,000
Common stock buybacks for cash	(5,600)	(23,939)				(23,939)
Common stock cash dividends paid					(2,134,552)	(2,134,552)

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (Continued)

(Expressed in U.S. Dollars)

	Common Stock
	Number of shares	Amount	Additional Paid-in Capital	Cumulative Translation Adjustment	Deficit	Total
Income for the year					1,309,961	1,309,961

Balance, June 30, 2007	4,513,215	27,596,810	8,970	—	(20,436,977)	7,168,803
Common stock issued for cash from exercise of stock options at $2.07 per share in August 2007	2,500	5,175				5,175
Common stock issued for cash from exercise of stock options at $0.91 per share in August 2007	15,000	13,686				13,686
Common stock issued for cash from exercise of stock options at $0.60 per share in August 2007	20,000	11,910				11,910
Common stock cash dividends paid					(3,003,472)	(3,003,472)
Income for the year					1,630,592	1,630,592

Balance, June 30, 2008	4,550,715	$27,627,581	$8,970	$—	$(21,809,857)	$5,826,694

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

YEAR ENDED JUNE 30	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the year	$1,630,592	$1,309,961	$1,596,830
Items not affecting cash:
Depreciation and amortization	191,301	170,020	118,886
Deferred tax expense (benefit)	951,310	869,781	421,210
Remeasurement (gain) loss	(1,805)	(304)	5,905
Change in non-cash working capital items (Note 10)	(76,984)	(285,693)	(118,925)

Net cash provided by operating activities	2,694,414	2,063,765	2,023,906

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(81,754)	(184,620)	(337,348)

Net cash used in investing activities	(81,754)	(184,620)	(337,348)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt	—	—	—
Common stock issued for cash from exercise of stock options	30,771	45,121	140,678
Common stock repurchased	—	(23,939)	—
Common stock dividends paid	(3,003,472)	(2,134,552)	—

Net cash (used in) provided by financing activities	(2,972,701)	(2,113,370)	140,678

Change in cash and cash equivalents during the year	(360,041)	(234,225)	1,827,236
Effect of exchange rate changes on cash and cash equivalents	1,805	304	(5,905)
Cash and cash equivalents, beginning of year	1,961,712	2,195,633	374,302

Cash and cash equivalents, end of year	$1,603,476	$1,961,712	$2,195,633

Cash paid during the year for interest	$—	$—	$—

Cash paid during the year for income taxes	$54,750	$—	$—

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2008

1.	NATURE OF BUSINESS

The business of Unilens Vision Inc. and subsidiary (the “Company”) is to develop and sell optical products using proprietary design and manufacturing technology. The Company’s products are being sold primarily in the United States through a network of national distributors, independent sales representatives and in house sales personnel. The Company also licenses one of its patented multifocal designs on an exclusive basis to Bausch and Lomb Inc. (“Bausch and Lomb”) (Note 5).

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and in United States dollars.

The significant accounting policies adopted by the Company are as follows:

Consolidation

These consolidated financial statements include the accounts of Unilens Vision Inc. and its wholly-owned subsidiary, Unilens Corp. USA.

All significant inter-company accounts and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation. None of the reclassifications impacted the Company’s income for the year in any period.

Currency

These financial statements are expressed in United States dollars, as the Company’s operations are based predominately in the United States. Any amounts expressed in Canadian dollars are indicated as such.

The Company’s functional currency is the United States dollar. The Company follows the remeasurement method of translation since the Canadian records are kept in Canadian dollars. This method translates foreign monetary assets and liabilities at the rate of exchange at the balance sheet date. Foreign nonmonetary assets, liabilities, and stockholders’ equity are translated at the appropriate historical rate. Revenues and expenses from Canadian operations, other than those related to nonmonetary assets and liabilities, are translated at the weighted average exchange rate for the period. The resulting remeasurement gain or loss is taken directly to the income statement.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, royalties and other receivables, accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2008

Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments that are both readily convertible to known amounts of cash and whose original maturity is three months or less when purchased.

Accounts receivable

Accounts receivable consist of contact lens sales to customers. The Company records an allowance for doubtful accounts to allow for any amounts that may not be recoverable, which is based on an analysis of the Company’s prior collection experience, customer credit worthiness, and current economic trends. Also included in this allowance is an amount for product returns, based on an analysis of the Company’s history of credit memos issued. Based on management’s review of accounts receivable, an allowance for doubtful accounts of $310,155 and $315,166 at June 30, 2008 and 2007, respectively, is considered adequate. Receivables are determined to be past due, based on payment terms of original invoices. The Company does not typically charge interest on past due receivables.

Inventories

Inventories are carried at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis. The Company provides reserves for inventory that management believes to be obsolete or slow moving.

Property, plant and equipment and intangible assets

Property, plant and equipment are recorded at cost less accumulated depreciation. Plant and equipment and office equipment are depreciated on a straight-line basis over the shorter of 5 years or the estimated useful life of the asset. Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated useful life of the asset. Expenditures for certain maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized. Gains and losses on disposals are credited or charged to operations. For US income tax purposes, the Company uses accelerated methods of depreciation for all assets.

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144), the carrying values of property, plant and equipment, and intangible assets are reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In performing the review of recoverability, the Company estimates the future cash flows that are expected to result from the use of the assets and their eventual disposition. Because events and circumstances frequently do not occur as expected, there will usually be differences between the estimated and actual future cash flows, and these differences may be material. If an asset is determined to be impaired, the Company recognizes a loss being the difference between the carrying amount and the fair value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, fair value is based on discounting the estimated future cash flows. During the periods presented, the Company determined that its property, plant and equipment and intangible assets were not impaired.

Revenue recognition and discounts

The Company recognizes revenue on sales of optical products upon shipment, when title passes, and ultimate collection is reasonably assured. At the same time, the Company charges operations for the estimated cost of future returns based on historical experience for the respective product types. The Company offers discounts on its products. The costs of these discounts are recognized at the date at which the related sales revenue is recognized and are recorded as a reduction of sales revenue.

The Company offers our customers advanced sales commitments on certain of our optical products. The Company invoices the customer when the sale commitment is made and defers the revenue until the optical product is shipped.

Royalty income

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2008

The Company recognizes royalty income at the end of each quarter based on the net sales of licensed products sold during the quarter, which is provided by the licensee, times the royalty rate. Royalty income is included in other items on the consolidated statement of operations.

Shipping and handling

The Company records amounts billed to customers for shipping and handling costs as sales revenue. Costs incurred by the Company for shipping and handling are included in cost of sales.

Advertising costs

The Company expenses advertising costs when incurred. Advertising expense was approximately $269,311, $307,947 and $325,005 for the years ended June 30, 2008, 2007 and 2006, respectively; there were no advertising costs that met the criteria for capitalization.

Research and development costs

Research and development costs are expensed as incurred. The amounts charged to operations during the years ended June 30, 2008, 2007 and 2006 were $124,451, $119,558 and $162,864, respectively. For tax purposes, the Company capitalizes these costs and amortizes them over 10 years.

Income per common share

Basic income per common share is calculated by dividing the income for the year by the weighted-average number of common shares outstanding during the year.

Diluted income per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted income per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the year.

Stock-based compensation and stock options

Effective July 1, 2005, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised), “Share-Based Payment,” (SFAS 123R), which requires the use of the fair value method of accounting for stock options. The statement was adopted using the modified prospective method of application. Under this method, in addition to reflecting compensation expense for new share-based awards, expense is also recognized to reflect the remaining vesting period of awards that had been included in pro-forma disclosures in prior periods. There was no compensation expense attributable to stock options charged against income for the years ended June 30, 2008, 2007 and 2006 since no options were granted during the years, and all options outstanding at the beginning of the years were fully vested.

See Note 9 for additional disclosure on the Company’s stock-based compensation.

Income taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that included the enactment date.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2008

Effective July 1, 2007, the Company adopted Financial Accounting Standards (FASB) Interpretation No. 48, (“FIN 48”) “Accounting for uncertainty in income taxes – an interpretation of SFAS No. 109.” The Company recognized no adjustments in its tax liability as a result of the adoption of FIN 48.

Recent accounting pronouncements

In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 to have a material impact on their financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 provides the option to report certain financial assets and liabilities at fair value, with the intent to mitigate volatility in financial reporting that can occur when related assets and liabilities are recorded on different bases. SFAS 159 also amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities,” by providing the option to record unrealized gains and losses on held-for-sale and held-to-maturity securities currently. The effective date of FAS 159 is for fiscal years beginning after November 15, 2007. The implementation of FAS 159 is not expected to have a material impact on our results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141R (“SFAS 141R”), “Business Combinations” which replaces SFAS No. 141 “Business Combinations”. SFAS 141R establishes principals and requirements for determining how an enterprise recognizes and measures the fair value of certain assets and liabilities acquired in a business combination, including noncontrolling interests, contingent consideration and certain acquire contingencies. SFAS 141R also requires acquisition-related transaction expenses and restructuring costs be expensed as incurred rather than capitalized as a component of the business combination. SFAS 141R will be applicable to the Company prospectively to business combinations for which the acquisition date is on or after January 1, 2009. SFAS 141R would have an impact on accounting for any business acquired after the effective date of this pronouncement.

In December 2007, the FASB issued SFAS No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51.” SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary (previously referred to as a minority interest). SFAS No. 160 also requires that a retained noncontrolling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of SFAS No. 160, the Company would be required to report any noncontrolling interests as a separate component of shareholder’s equity. The Company would also be required to present any net income allocable to noncontrolling interests and net income allocable to the shareholders of the Company separately in its consolidated statement of operations. SFAS No. 160 is effective for the Company on January 1, 2009. SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS No. 160 shall be applied prospectively. SFAS No. 160 would have an impact on the presentation and disclosure of the noncontrolling interest of any non-wholly owned business acquired in the future

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2008

3.	INVENTORIES

	2008	2007
Raw materials	$320,453	$288,631
Work in progress	25,998	24,579
Finished goods	1,005,632	964,947

	1,352,083	1,278,157
Less allowance for obsolescence	415,728	487,768

	$936,355	$790,389

All inventories are pledged as collateral on loans (Note 7).

4.	PROPERTY, PLANT AND EQUIPMENT

	2008			2007
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Plant and equipment	$4,987,016	$4,806,343	$180,673	$4,953,213	$4,717,694	$235,519
Office equipment	546,556	359,242	187,314	509,936	295,795	214,141
Leasehold improvements	244,380	230,845	13,535	233,048	191,639	41,409

	$5,777,952	$5,396,430	$381,522	$5,696,197	$5,205,128	$491,069

Depreciation expense of property, plant and equipment was $191,301, $170,020 and $118,886 during 2008, 2007 and 2006, respectively. All property, plant and equipment is pledged as collateral on loans (Note 7).

5.	ROYALTY AGREEMENT

On October 26, 2001, Bausch & Lomb licensed the exclusive worldwide rights to the Company’s multi-focal soft contact lens design. Under the terms of the agreement, Bausch & Lomb will develop, manufacture, and market a cast-molded multi-focal soft contact lens using the Company’s technology. For this, Bausch & Lomb will pay the Company a royalty ranging from two to five percent of the product’s worldwide net sales for as long as they manufacture and sell products utilizing the technology. During the years ended June 30, 2008, 2007 and 2006, the Company recorded $2,629,123 $2,190,428 and $1,932,942, respectively, in Bausch & Lomb royalty revenues.

6.	ASSET PURCHASE AGREEMENT

On February 23, 2005, the Company entered into an asset purchase agreement to acquire the Aquaflex and SoftCon product lines. Under the terms of the agreement, the Company will pay up to $350,000 for inventory, trademarks, regulatory approvals, and various other assets. The Company assigned the $350,000 cost to inventory, of which $150,000 was paid at closing, with the remaining $200,000 to be paid upon the sale of inventory. At June 30, 2008 and 2007, the balance due was $5,953 and $36,067. As part of this agreement, the Company will also pay a royalty ranging from five percent to eight percent on all future sales of the acquired product lines over the next two years.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2008

7.	LINE OF CREDIT

The Company had a line of credit of $1,500,000, with interest rate terms of LIBOR plus 2.5 percent. This line of credit expired in May 2008. The Company did not have an outstanding balance at June 30, 2007.

During August 2008, the Company obtained a new line of credit of $1,500,000 with interest rate terms of LIBOR plus 1.5 percent. This line of credit is collateralized by all assets of Unilens Corp. USA, excluding, the Royalty Agreement with Bausch & Lomb. Under this credit agreement, the Company is required to meet specified financial covenants.

8.	OPERATING LEASES

The Company leases, through Unilens Corp. USA, a combined office and manufacturing facility in Largo, Florida and a sales office in Clearwater, Florida. The Largo lease agreement, which is guaranteed by the Company, provides for escalation of rental payments based on taxes and increases in the Consumer Price Index. The lease term is through September 30, 2008 and calls for approximate monthly rental payments of $18,448. The Clearwater lease agreement calls for approximate monthly rental payments of $2,950, with an escalation of rental payments based on increases in the landlord’s operating expenses, utility costs and real estate taxes. The lease term is through May 31, 2009.

During the fourth quarter of fiscal year 2008, the Company negotiated a new Largo lease agreement. Effective July 1, 2008 the new five-year lease agreement, calls for approximate monthly rental payments of $16,261, and provides for escalation of rental payments in years four and five. The new lease term is through June 30, 2013 with a five-year option. If there is a change of control of the Company after June 30, 2010, the new lease can be terminated by the Company with four and one half months written notice, and under certain conditions maybe subject to three months liquidating damages.

The Company from time to time also rents certain office equipment under operating leases with lease terms of less than one year.

Rent expense under all operating leases was approximately $277,000, $250,000 and $224,000 for the years ended June 30, 2008, 2007 and 2006, respectively.

Minimum future lease payments under operating leases, which have an initial or remaining non-cancelable lease term in excess of one year, over the next three years and thereafter are approximately as follows:

Year ended June 30,	Operating leases(1)
2009	$227,582
2010	195,132
2011	195,132
2012	209,578
2013	214,754

Total	$1,042,178

(1)	Includes future lease payments from the new five-year lease agreement.

9.	CAPITAL STOCK AND SUBSEQUENT EVENTS

On July 18, 2005, the Company issued 10,000 and 7,500 common shares on exercise of employee stock options at exercise prices of $0.48 and $0.71 per share raising gross proceeds of $4,800 and $5,325, respectively.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2008

On February 17, 2006, the Company issued 105,000, 60,000, 50,000 and 15,000 common shares on exercise of employee stock options at exercise prices of $0.48, $0.5381 ($0.62Cdn.), $0.71 and $0.8245 ($0.95Cdn.) per share raising gross proceeds of $50,400, $32,286, $35,500 and $12,367, respectively.

On July 27, 2006, the Company issued 5,000, 22,500 and 15,000 common shares on exercise of employee stock options at exercise prices of $0.48, $0.71 and $0.8400 ($0.95Cdn.) per share raising gross proceeds of $2,400, $15,975 and $12,600, respectively.

On October 3, 2006 the Company issued 10,000 common shares on exercise of employee stock options at an exercise price of $0.2146 ($0.25Cdn.) per share raising gross proceeds of $2,146.

On February 1, 2007 the Company issued 25,000 common shares on exercise of consultant’s stock options at an exercise price of $0.48 per share raising gross proceeds of $12,000.

On August 9, 2007, the Company issued 2,500, 15,000 and 20,000 common shares on exercise of employee stock options at exercise prices of $2.07, $0.91 ($0.95Cdn.) and $0.60 ($0.62Cdn.) per share raising gross proceeds of $5,175, $13,686 and $11,910, respectively.

Common stock

The common stock of the Company is all of the same class, is voting and entitles the stockholders to receive dividends. In the event of a liquidation, dissolution or winding up, the common stockholders are entitled to receive equal distribution of net assets or any dividends, which may be declared.

On August 1, 2006 the Board of Directors declared the Company’s first special cash dividend. The Company also stated its plan to begin paying a regular quarterly dividend. Beginning on November 1, 2006 the Board of Directors declared its initial quarterly cash dividend. The table below shows all Company dividends paid from inception.

Type of Dividend	Date Declared	Record Date	Date Paid	Amount Paid Per Share
Special	8/1/2006	8/14/2006	8/28/2006	$0.250
Quarterly	11/1/2006	11/14/2006	11/28/2006	$0.075
Quarterly	2/1/2007	2/14/2007	2/28/2007	$0.075
Quarterly	5/1/2007	5/14/2007	5/25/2007	$0.075
Special	8/1/2007	8/14/2007	8/28/2007	$0.300
Quarterly	8/1/2007	8/14/2007	8/28/2007	$0.090
Quarterly	11/1/2007	11/14/2007	11/28/2007	$0.090
Quarterly	2/1/2008	2/14/2008	2/28/2008	$0.090
Quarterly	5/1/2008	5/14/2008	5/28/2008	$0.090
Special	8/1/2008	8/14/2008	8/28/2008	$0.300
Quarterly	8/1/2008	8/14/2008	8/28/2008	$0.090

The amount of future dividends will depend on earnings, cash flow, and all other aspects of our business as determined and declared by the Board of Directors.

On August 9, 2006 it was announced that the TSX Venture Exchange had approved its normal course issuer bid whereby the Company may purchase for cancellation up to 224,190 of its common shares, representing 5% of the current issued and outstanding common shares of the Company. The bid commenced on August 21, 2006 and ended on August 20, 2007. All shares purchased were effected solely through the facilities of the TSX Venture Exchange. The Company purchased 4,600 and 1,000 of its common shares at $4.73 Cdn on August 30, 2006 and September 14, 2006, respectively.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2008

Stock option plan and stock options

The Company has adopted a stock option plan (the “Stock Option Plan”). The purpose of the Stock Option Plan is to advance the interests of the Company by providing directors, officers, employees and consultants with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The term of any option granted under the Stock Option Plan may not exceed 5 years. The exercise price of each option must equal or exceed the market price of the Company’s stock as calculated on the date of grant. In connection with stock options granted to employees and consultants who are normally compensated by the Company in US dollars, the Company has clarified its Stock Option Plan that the exercise price is set in US dollars, based on the exchange rate at the date of grant, as was intended. The maximum number of common shares of the Company reserved for issuance under the Stock Option Plan cannot exceed ten percent of the Company’s issued and outstanding common shares. Options, in general, vest immediately except for options granted to consultants performing investor relations activities, which vest at 25% at the grant date and at 25% at the end of each three month period thereafter. No more than 5% of the issued and outstanding capital of the Company may be granted to any one individual in any 12 month period and no more than 2% of the issued and outstanding capital of the Company may be granted to any one consultant in any 12 month period.

At the Annual General Meeting of Shareholders held on February 27, 2006, the shareholders voted against the proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which is currently terminated.

The following table, which is presented in US dollars, describes the number and the exercise price of options that have been granted, exercised, or cancelled during the year ended June 30, 2008:

	Number of Options	Weighted Average Exercise Price(1)	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value(1)
Outstanding, beginning of year	55,000	$1.12

Exercised	(37,500)	$0.82

Granted
Employees	—	—
Consultants	—	—

Sub-total granted	—	—

Expired/cancelled	—	—

Outstanding, end of year	17,500	$2.07	1.5	$20,650

Options exercisable, end of year	17,500	$2.07	1.5	$20,650

(1)	For the purpose of calculating the weighted average exercise prices and aggregate intrinsic values in the above table, options exercisable in Canadian dollars have been converted to US dollars based on the exchange rate on the applicable dates. The intrinsic value of a stock option is the amount by which the market value (closing price at June 30, 2008—$3.49) exceeds the exercise price.

The weighted-average grant date fair value of stock options granted during the three years ended June 30, 2008, 2007 and 2006 was $0.00, because there were no options granted.

Cash proceeds, tax benefits and intrinsic value related to options exercised during the three years ended June 30, 2008, 2007 and 2006 are provided in the following table:

	2008	2007	2006
Proceeds from stock options exercised	$30,771	$45,121	$140,678
Tax benefit related to stock options exercised	$0	$0	$0
Intrinsic value of stock options exercised	$138,079	$242,044	$768,597

The following table describes the number of options, exercise price, and expiry date of the share purchase options granted by the Company that were outstanding at June 30, 2008:

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2008

Number of Options	Vested	Exercise Price	Expiry Date
17,500	17,500	US$2.07	January 4, 2010

17,500	17,500

The Company uses the Black-Scholes pricing model to estimate the fair value of stock-based awards. The expected volatilities are based on the historical volatility of the Company’s stock price. Historical data is used to estimate option exercises and employee terminations within the valuation model. The expected term of options granted is based on historical exercise patterns of employees and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U S Treasury yield curve in effect at the time of the grant. There were no options granted during the three years ended June 30, 2008, 2007 and 2006.

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2008	2007	2006
Cash provided by (used in):
Accounts and royalties and other receivables	$(77,708)	$(228,172)	$(16,019)
Inventories	(145,966)	172,276	(95,507)
Prepaid expenses and other assets	8,261	(83,790)	(21,882)
Accounts payable and accrued liabilities	138,429	(146,007)	14,483

Change in non-cash working capital items	$(76,984)	$(285,693)	$(118,925)

At June 30, 2008, 2007 and 2006, the Company has recorded $0, $6,715 and $38,713 of accounts payable in connection with the acquisition of equipment.

During the years ended June 30, 2008, 2007 and 2006 there were no significant non-cash investing or financing activities.

11.	RELATED PARTY TRANSACTIONS

Related party transactions entered into during the year ended June 30, 2008 not elsewhere disclosed herein were, accounting fees paid to a director of the Company, which is included in administrative expense in the amounts of $0, $2,821 and $0 during the years ended June 30, 2008, 2007, and 2006, respectively.

Except as elsewhere disclosed herein, these transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

12.	CONCENTRATIONS

Credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade receivables. The Company places its temporary cash investments with a high credit quality financial institution. Concentrations of credit risk with respect to uncollateralized trade receivables are limited due to the Company’s large number of customers and their geographic dispersion. The Company uses an allowance for doubtful accounts on an item-by-item basis to cover any collectibility issues. As a consequence, concentrations of credit risk, which could subject the Company to a loss are limited and are consistent with management’s expectations as reflected in the consolidated financial statements.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2008

A significant portion of the Company’s net income is derived from the Company’s exclusive license of one of its patented multifocal designs to Bausch and Lomb. The Company collects royalties based on Bausch and Lomb’s worldwide net sales of products utilizing the Company’s technology. There can be no assurances that Bausch and Lomb will continue to sell products in the future utilizing the Company’s technology.

Volume of business risk

The Company has a supply agreement with one supplier for the manufacture of its molded C-Vue multifocal lens, which currently accounts for approximately 52% of the Company’s sales. The agreement is renewable from year to year and is terminable pursuant to customary termination clauses. The Company has concentrations in the volume of purchases it conducts with this supplier. For the year ended June 30, 2008, the Company purchased approximately 24% of its inventory from this supplier (2007-17%, 2006-22%). At June 30, 2008, the Company owed this supplier approximately $114,000 (2007- $45,000). There is no assurance that an alternate supplier can successfully manufacture these lenses to the Company’s specifications, on acceptable terms, or within the constraints of the exclusive license agreement with Bausch and Lomb.

13.	SEGMENTED INFORMATION

Substantially all of the Company’s assets are located in the United States. The Company currently conducts substantially all of its operations in the United States in one business segment. Revenue consists of the following lens categories for the years ended June 30:

	2008	2007	2006
Disposable lenses	$3,617,697	$3,229,418	$2,891,727
Conventional soft lenses	1,199,119	1,320,376	1,322,303
Gas permeable lenses	500,170	604,154	642,651
Replacement and other lenses	1,348,580	1,216,982	1,253,359

Total sales	$6,665,566	$6,370,930	$6,110,040

14.	INCOME TAXES

A reconciliation of income taxes (recovery) at the United States statutory rate to the Company’s effective rate for the years ended June 30, 2008, 2007 and 2006 is as follows:

	2008	2007	2006
Statutory expense at the federal rate of 34%	$896,461	$741,113	$686,134
State tax expense, net of federal effect	95,710	83,904	75,400
(Deductible) non-deductible expenses	(44,042)	(357)	19,676
Increase (decrease) in deferred income tax valuation allowance	57,931	45,121	(360,000)

	$1,006,060	$869,781	$421,210

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2008

Income tax expense for the years ended June 30, 2008, 2007 and 2006 consists of the following:

	2008	2007	2006
Current income taxes	$54,750	$—	$—
Change in net deferred income taxes	951,310	869,781	421,210

	$1,006,060	$869,781	$421,210

Amounts of deferred tax assets and liabilities for the years ended June 30, 2008 and 2007 is as follows:

	2008	2007
Deferred tax assets
Inventory allowance	$156,400	$183,500
Allowance for bad debt, returns, and allowances	116,700	118,600
Tax depreciation of property, plant & equipment	59,200	—
Tax depreciation of intangibles	170,800	166,400
Other timing differences	145,900	138,210
Loss carry forward—United States	1,417,800	2,431,300
Loss carry forward—Canada	240,900	183,000

	2,307,700	3,221,010
Valuation allowance	(240,900)	(183,000)

	2,066,800	3,038,010
Deferred tax liability
Tax amortization of property, plant and equipment	—	(19,900)

Net deferred tax asset	2,066,800	3,018,110
Less current portion	(1,360,400)	(1,354,010)

Long-term portion	$706,400	$1,664,100

As of June 30, 2008, the deferred tax asset is primarily the result of net operating loss carryforwards which are available in future years to offset taxable income. Realization of that asset is dependent on the Company, generating future taxable income against which its loss carryforwards can be offset before they expire. The Company estimated its future taxable income for the next ten fiscal years, assuming improvements over current levels of pretax income. It then compared its projected taxable income against its net operating loss schedule and determined an allowance against the deferred tax asset was not necessary. Based on all positive and negative evidence available, including sales trends and outlook data, the Company believes it is more likely than not that it will be able to increase its current level of taxable income, thereby fully realizing its deferred tax asset relating to its United States activity recorded at June 30, 2008. An allowance could be required if near-term estimates of future taxable income during the carryforward periods are changed. Utilization of the deferred tax asset may be subject to limitations in the event of significant changes in the beneficial ownership of the Company’s shares. The Company cannot predict if or when such changes might occur, or their effect, if any, on the deferred tax asset, which will be dependent on such factors as the size of the beneficial ownership change, its timing and the prices at which shares involved in the change are disposed. The Company is aware, however, that its largest shareholder is the subject of bankruptcy proceedings that conceivably could result in such shareholder’s disposition of all or a portion of its Company shares.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2008

The Company has a deferred tax asset for a Canadian net operating loss. Consistent with prior years, the Company has recorded a full valuation allowance against the Canadian net operating loss, since the loss may never be utilized.

The Company has unused operating loss carryforwards available at June 30, 2008 that may be applied against future taxable income which expire as follows:

Year ended June 30,
2009	$1,183,444
2010	1,111,012
2011	333,958
2012	609,379
2013-2022	529,825

Total	$3,767,618

The Company also has approximately Cdn $522,300 of unused non-capital loss carryforwards in Canada available at June 30, 2008 which expire from 2009 to 2017.

15.	RETIREMENT PLANS

The Company maintains a 401(k) profit-sharing plan that covers substantially all of its employees. Contributions are made at the Company’s discretion. For the years ended June 30, 2008, 2007 and 2006, the Company contributed to the plan $60,601, $49,911, and $44,165 respectively. The Company does not have any liabilities for the plan as of June 30, 2008.

16.	WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING

	2008	2007	2006
Basic	4,546,733	4,493,626	4,294,836
Effect of dilutive options	7,328	53,194	227,730

Diluted	4,554,061	4,546,820	4,522,566

17.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in conformity with US GAAP. Prior to the year ended June 30, 2004 the Company prepared its consolidated financial statements in United States dollars in accordance with generally accepted accounting principles in Canada (“Cdn GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from Cdn GAAP are described and quantified below.

Except as disclosed hereunder, there are no material differences between US GAAP and Cdn GAAP in connection with the Company’s consolidated balance sheets as at June 30, 2008 and 2007 and, for the years ended June 30, 2008, 2007 and 2006, for the consolidated statements of operations, cash flows and stockholders’ equity (deficiency).

Stock-based compensation

There were no material differences in the treatment of stock-based compensation under US GAAP and Cdn GAAP for the year ended June 30, 2004. However, under Cdn GAAP, commencing July 1, 2004, the Company is required to record stock-based compensation for all options granted to employees. For the

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2008

purpose of determining the material differences between US GAAP and Cdn GAAP and as permitted under Cdn GAAP, the Company would apply this difference in accounting policy on a retroactive basis with the accumulated deficit balance and additional paid-in-capital balance being adjusted by $114,991 for the cumulative effect of the charges for the fiscal years ended prior to July 1, 2004. Stock based compensation charges for the years ended June 30, 2008 and 2007 were $0 (no options were granted during the years ended June 30, 2008 and 2007). The stock based compensation charges for the years ended June 30, 2008 and 2007 had no effect on basic or diluted income per common share.

18.	CONTINGENCY

The Company has employment agreements with two members of senior management. These agreements contain terms for which certain benefits are payable upon termination or a change-of-control.

Report of Independent Registered Public Accounting Firm on Schedule

Board of Directors and Stockholders

Unilens Vision Inc.

In connection with our audit of the consolidated financial statements of Unilens Vision Inc. referred to in our report dated September 23, 2008, we have also audited Schedule I for the year ended June 30, 2008. In our opinion, this schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Pender Newkirk & Company LLP

Certified Public Accountants

Tampa, Florida

September 23, 2008

Unilens Vision Inc.

Schedule I

Valuation and Qualifying Accounts

Years Ended June 30, 2008 and 2007

	Balance Beginning of Year	Additions				Deductions	Balance End of Year
		Charged to Cost and Expense		Charged to Other Accounts
June 30, 2008
Allowance for doubtful accounts	$182,417	$32,627	(1)			$(5,549)	$209,495
Allowance for returns	132,749			$1,295,216	(2)	(1,327,305)	100,660

Total allowance for doubtful accounts and returns	315,166	32,627		1,295,216		(1,332,854)	310,155
Allowance for inventory	487,768	(59,158	)(3)			(12,882)	415,728

Total	$802,934	$(26,531)		$1,295,216		$(1,345,736)	$725,883

June 30, 2007
Allowance for doubtful accounts	$188,000	$6,813	(1)			$(12,396)	$182,417
Allowance for returns	153,625			$1,522,498	(2)	(1,543,374)	132,749

Total allowance for doubtful accounts and returns	341,625	6,813		1,522,498		(1,555,770)	315,166
Allowance for inventory	510,000	46,034	(3)			(68,266)	487,768

Total	$851,625	$52,847		$1,522,498		$(1,624,036)	$802,934

(1)	Uncollected receivables written-off, net of recoveries.
(2)	Returned product, offset to sales.
(3)	Obsolete inventory written-off.

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Michael J. Pecora, Chief Executive Officer of Unilens Vision Inc., certify the following:

1.	Review: I have reviewed the annual financial statements and annual MD&A (together the annual filings) of Unilens Vision Inc. (the issuer) for the year ended June 30, 2008.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain and untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in the light of the circumstances under which it was made, for the period covered by the annual filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly presented in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: September 29, 2008

Signature:        /s/ Michael J. Pecora

Michael J. Pecora, Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under the multilateral Instrument 52-109 Certification of disclosure in Issuers’ Annual and Interim Fillings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relation to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making and representation relating to the establishment and maintenance of:

(i)     controls and other procedure designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings , interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)    a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Leonard F. Barker, Chief Financial Officer of Unilens Vision Inc., certify the following:

1.	Review: I have reviewed the annual financial statements and annual MD&A (together the annual filings) of Unilens Vision Inc. (the issuer) for the year ended June 30, 2008.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain and untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in the light of the circumstances under which it was made, for the period covered by the annual filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly presented in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: September 29, 2008

Signature:        /s/ Leonard F. Barker

Leonard F. Barker, Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under the multilateral Instrument 52-109 Certification of disclosure in Issuers’ Annual and Interim Fillings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relation to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making and representation relating to the establishment and maintenance of:

(iii)  controls and other procedure designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings , interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(iv)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 51-102F1

UNILENS VISION INC.

MANAGEMENT DISCUSSION & ANALYSIS – JUNE 30, 2008

The following management discussion and analysis (“MDA”) provides information on the activities of Unilens Vision Inc. As used in this MDA, unless the context otherwise requires, “we”, “us”, “our”, the “Company” or “Unilens” refers to Unilens Vision Inc. and its subsidiaries and should be read in conjunction with the annual financial statements and notes thereto for the year ended June 30, 2008 (the “Financial Statements”). The Financial Statements have been prepared in United States dollars and in conformity with United States generally accepted accounting principles (“US GAAP”). Note 17 to the Financial Statements describes any material differences between the amounts reported therein and the amounts that would have been reported had the Financial Statements been prepared in conformity with Cdn GAAP. Unless otherwise indicated, all dollar amounts disclosed in this MDA are expressed in United States Dollars. Readers are cautioned that management’s discussion and analysis contains forward-looking statements and that actual events may vary from management’s expectations.

Description of Business and Report Date

Our lens business is broken down into the following four categories: (i) disposable lenses; (ii) conventional soft lenses; (iii) gas permeable lenses; and (iv) replacement and other lenses. Our disposable lenses line consists of the C-Vue®, a mulitfocal cast molded blister-packed box of six lenses sold for frequent replacement. The C-Vue lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. In February 2006, we launched the C-Vue Aspheric single vision lens, a single vision disposable soft contact lens sold for 2-week replacement. The C-Vue Aspheric single vision lens is manufactured for us by a third party utilizing Wavefront inspired technology. The cast molded C-Vue Aspheric single vision lens is marketed to eye care professionals in a blister-packed box of six lenses. In May 2008, we launched the all-new C-Vue 1 Day ASV, which is the first aspheric daily disposable contact lens sold under the C-Vue brand. The C-Vue 1 Day ASV lens is a daily disposable soft contact lens with no required daily cleaning or care required. The lenses may be worn for a day and then just simply thrown away. The cast molded C-Vue 1 Day ASV lens is manufactured for us by a third party utilizing Wavefront inspired technology, and is marketed to eye care professionals in blister-packs of 30 and 90 lenses. We expect that the C-Vue multifocal, the C-Vue Aspheric single vision and the C-Vue 1 Day ASV lenses will make up an increasing percentage of our future sales. Our conventional soft lenses line of soft lathe-cut multifocal and toric multifocal products consists of the following: the C-Vue Toric Multifocal, designed for patients with an astigmatism that require bifocal correction; the Unilens™, a aspheric multifocal contact lens; the SoftSite™, a highadd multifocal contact lens; the SimulVue™, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in planned replacement modality; and the C-Vue 55, a highadd multifocal contact lens manufactured in a comfortable high-water content material. Our gas permeable lens line of products consist of the following: the Unilens GP™, a multifocal contact lens intended for patients with astigmatism who need low to moderate presbyopic correction; the Unilens GP Plus™, designed to accommodate wearers requiring higher presbyopic correction; and the C-Vue GP, a front aspheric design incorporating the C-Vue design technology. Our replacement and other lenses line of business primarily consists of the Sof-Form and LifeStyle brand of toric multifocal, toric and spherical daily, and extended wear lenses marketed under the Lombart brand; the UniVision, an aspheric low vision lens; and the Aquaflex and SoftCon spherical daily and extended wear brand of lenses acquired from CIBA Vision. Our lens products are marketed, as a family of vision correction products that can serve the majority of the population’s vision correction needs.

We license, manufacture, distribute and market specialty optical products using proprietary design and manufacturing technology from our manufacturing, distribution, and administrative facility in Largo, Florida. Our products are sold primarily in the United States through inside sales representatives and independent sales brokers, and a network of distributors. In mid 2001, we entered into an exclusive worldwide license agreement with Bausch and Lomb for our key multifocal technology. Under the terms of the agreement, Bausch and Lomb will pay us a royalty ranging from two to five percent of their sales of products utilizing the technology.

The following MDA is for the fiscal year ended June 30, 2008 (the “2008 Fiscal Year or Current Year”) and includes relevant information up to September 29, 2008 (the “Report Date”).

Overall Performance

Revenue derived from our disposable lens segment including our C-Vue disposable multifocal, continues to steadily increase, and accounts for approximately 52% of our Current Year revenue. Revenue derived from our conventional lens segment continues to decline, reflecting the overall market trend shift from conventional lenses to disposable lens modalities. We experienced a greater than expected 17% decline in our gas permeable product segment, some what higher than expected due to sluggish replacement refits during the second half of the Current Year. We have addressed this recent trend by implementing several new sales programs aimed at increasing our market share of gas permeable refits. Royalty income from the license of our key technologies, is a major component of our profitability, and continues to grow, showing a 20% increase in the Current Year. During the 2008 Fiscal Year we were debt free, and paid $3,003,472 in common stock dividends.

Sales for the 2008 Fiscal Year increased by 4.6% to $6.7 million, compared to $6.4 million for the fiscal year ended June 30, 2007 (the “2007 Fiscal Year or Prior Year”). The increase was primarily due to revenue growth in the sales of the C-Vue disposable multifocal, offset by the greater than expected decline in the sales of our gas permeable lenses and some of our other replacement soft lathe-cut product lines that are nearing the end of their life cycle. Income before income taxes for the Current Year increased by $0.4 million to $2.6 million from $2.2 million in the Prior Year, primarily resulting from an increase in royalty income and a small profit from operations in the Current Year. Income from operations in the Current Year increased $.001 million as compared to the Prior Year primarily due to higher gross margin dollars from higher sales and lower expense ratios. As of June 30, 2008 we had positive working capital of $4.6 million, which represents a decrease of $0.3 million compared to the Prior Year. The decrease in working capital was principally due to a decrease in cash primarily from the payment of cash dividends that were offset by royalty income received and increases in inventory and accounts payable.

At the end of the 2008 Fiscal Year we had stockholders’ equity of $5.8 million representing a decrease of $1.3 million compared to the 2007 Fiscal Year. The decrease in stockholders’ equity was primarily from cash dividend payments totaling $3.0 million, offset by net income of $1.6 million (primarily from royalty income offset by income taxes).

Selected Annual Information

The following table sets out selected financial information for Unilens Vision Inc., which has been derived from our audited financial statements as at and for the fiscal years ended June 30, 2008, 2007, and 2006. These financial statements were prepared in accordance with accounting principles generally accepted in the United States and are in United States dollars.

For the year ended June 30	2008 ($)	2007 ($)	2006 ($)
Income Statement Data
Revenues	6,665,566	6,370,930	6,110,040
Income from operations	24,818	14,785	53,359
Income before tax benefit	2,636,652	2,179,742	2,018,040
Income for the year	1,630,592	1,309,961	1,596,830

Income per common share outstanding—basic and diluted:
Income for the year
Basic	0.36	0.29	0.37
Diluted	0.36	0.29	0.35

Dividends	3,003,472	2,134,552	—

As at June 30	2008 ($)	2007 ($)	2006 ($)
Balance Sheet Data
Total assets	6,784,128	7,987,808	8,969,222
Working capital	4,627,289	4,949,732	4,747,777
Long-term liabilities	—	—	—
Total liabilities	957,434	819,005	997,010
Capital stock	27,627,581	27,596,810	27,575,628
Stockholders’ equity	5,826,694	7,168,803	7,972,212

Factors That Affect the Comparability of the Annual Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from two to five percent of Bausch and Lomb’s product sales utilizing the technology. We began receiving royalty payments in February of 2003 and recorded royalty income totaling $2,629,123, $2,190,428, and $1,932,942 for the 2008, 2007 and 2006 Fiscal Years, respectively.

In the 2006 Fiscal Year we recorded net income tax expense of $421,210. The income tax expense is the result of a reduction in the deferred income tax asset due to offsetting the current years taxable income with the recognition of income tax loss carryforwards.

In the 2007 Fiscal Year we recorded net income tax expense of $869,781. The income tax expense is the result of a reduction in the deferred income tax asset due to offsetting the current years taxable income with the recognition of income tax loss carryforwards.

In the Current Year we recorded net income tax expense of $1,006,060. The income tax expense is the result of a reduction in the deferred income tax asset due to offsetting the current years taxable income with the recognition of income tax loss carryforwards.

Capital Shares and Options

As at the Report date, the Company had the following:

Capital Shares

Authorized Common Shares:	100,000,000 common shares with no par value
Issued Common Shares:	4,550,715 common shares
Shares in escrow	None

Authorized Preference “A” Shares:	100,000,000 Preference “A” shares at par value Cdn.$10 each
Issued Preference “A” Shares:	None
Shares in escrow	None

Authorized Preference “B” Shares:	100,000,000 Preference “B” shares at par value Cdn.$50 each
Issued Preference “B” Shares:	None
Shares in escrow	None

Convertible Securities

None

Dividends

On August 1, 2006 the Board of Directors declared the Company’s first special cash dividend. The Company also stated its plan to begin paying a regular quarterly dividend. Beginning on November 1, 2006 the Board of Directors declared its initial quarterly cash dividend. The table below shows all Company dividends paid from inception.

Type of Dividend	Date Declared	Record Date	Date Paid	Amount Paid Per Share	Gross Disbursements Paid
Special	8/1/2006	8/14/2006	8/28/2006	$0.250	$1,120,954
Quarterly	11/1/2006	11/14/2006	11/28/2006	$0.075	$336,616
Quarterly	2/1/2007	2/14/2007	2/28/2007	$0.075	$338,491
Quarterly	5/1/2007	5/14/2007	5/25/2007	$0.075	$338,491
Special	8/1/2007	8/14/2007	8/28/2007	$0.300	$1,365,215
Quarterly	8/1/2007	8/14/2007	8/28/2007	$0.090	$409,564
Quarterly	11/1/2007	11/14/2007	11/28/2007	$0.090	$409,564
Quarterly	2/1/2008	2/14/2008	2/28/2008	$0.090	$409,564
Quarterly	5/1/2008	5/14/2008	5/28/2008	$0.090	$409,564
Special	8/1/2008	8/14/2008	8/28/2008	$0.300	$1,365,215
Quarterly	8/1/2008	8/14/2008	8/28/2008	$0.090	$409,564

On August 9, 2006 it was announced that the TSX Venture Exchange had approved its normal course issuer bid whereby the Company may purchase for cancellation up to 224,190 of its common shares, representing 5% of the current issued and outstanding common shares of the Company. The bid commenced on August 21, 2006 and ended on August 20, 2007. All shares purchased were effected solely through the facilities of the TSX Venture Exchange. The Company purchased 4,600 and 1,000 of its common shares at $4.73 Cdn on August 30, 2006 and September 14, 2006, respectively.

Options

The following table shows the number of options, vested options, exercise price and expiry date of the share purchase options granted by the Company that were outstanding as of the report date:

Number of Options	Vested	Exercise Price		Expiry Date
17,500	17,500	US$	2.07	January 4, 2010

17,500	17,500

At the Annual General Meeting of Shareholders held on February 27, 2006, the shareholders voted against the proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which is currently terminated.

The Unilens Vision Incentive Stock Option Plan allows for the issuance of common share purchase options of up to 10% of the issued and outstanding common shares to directors, employees, and consultants. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the directors in accordance with the policies of the TSX Venture Exchange.

Common shares issued by the Company during the Current Year:

Date of Issue	Type of Issue	Number of Shares	Ave. Price Per Share	Total Gross Proceeds	Type of Consideration	Commissions Paid
August 6, 2007	Exercise of options	2,500	$2.07	$5,175	Cash	Nil
August 8, 2007	Exercise of options	35,000	$0.73	$25,596	Cash	Nil
Total		37,500	$0.82	$30,771

Options granted by the Company during the fiscal year ending June 30, 2008 – None

Shares in escrow or subject to pooling as at June 30, 2008 – None

Results of Operations

Current Quarter

During the three months ended June 30, 2008 (the “Current Quarter”) we earned income before tax of $846,701 compared to income before tax of $670,471 for the three months ended June 30, 2007 (the “Prior Quarter”). The increase in income before tax during the Current Quarter of $176,230 as compared to the Prior Quarter, was primarily due to (i) an increase in gross margin of $87,030, (ii) an increase in royalty income under the license agreement with Bausch & Lomb of $109,550 to $740,482 in the Current Quarter as compared to $630,932 in the Prior Quarter, (iii) an increase in expenses of $79,094 as described below, and (iv) a increase in other items including interest income and other income of $58,744. After recording income tax expense of $338,050, we had net income of $508,651 or $0.11 per diluted share for the Current Quarter. In comparison, in the Prior Quarter we had net income of $406,264 or $0.09 per diluted share after recording an income tax benefit of $264,207.

Sales during the Current Quarter were $1,811,447, an increase of $117,875 (7%), as compared to sales of $1,693,572 during the Prior Quarter. The disposable lens category increased by 10.9% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category decreased 6.1% due to an increase in our C-Vue toric multifocal product line offset by decreases in some of our older product lines that are nearing the end of their life cycle. Our gas permeable lens category decreased, by 19.1%, due to a continued overall decline in gas permeable fits in the contact lens industry. The replacement lens category increased by 22.9% with growth in our C-Vue custom toric lens and low vision product lines, offset by the expected decline in product lines that are nearing the end of their life cycle. Gross margin increased to 47.5% in the Current Quarter compared to 45.7% in the Prior Quarter due primarily to sales mix increases in higher margin products during the Current Quarter.

The increase in expenses during the Current Quarter, as compared to the Prior Quarter, was due to increases in administrative and sales and marketing expenses. As a percentage of sales, total Current Quarter expenses increased from 40.1% to 41.9%. Administration expenses increased $36,853 due to higher payroll and payroll related benefits, higher insurance premiums and rental payments, and other expenses associated with the general increase in the Company’s business during the Current Quarter. Sales and marketing expenses increased $34,148 primarily due to higher payroll from increased sales and related payroll benefits and higher promotional and advertising spending.

The increase in other items was primarily from Prior Quarter expenses related to investment banking services with regard to valuation and strategic alternatives pertaining to shareholder value.

During the Current Quarter we recorded income tax expense of $338,050 compared to income tax expense in the Prior Quarter of $264,207. We record income tax at the statutory rates, but currently only pay alternative minimum tax of approximately 2% due to the utilization of tax loss carry-forwards. The increase in income tax expense is the result of higher income before tax in the Current Quarter compared to the Prior Quarter.

Current Year

During the twelve months ended June 30, 2008 we earned income before tax of $2,636,652 compared to income before tax of $2,179,742 for the twelve months ended June 30, 2007. The increase in income before tax during the Current Year of $456,910 as compared to the Prior Year, was primarily due to (i) an increase in gross margin of $78,891, (ii) an increase in royalty income under the license agreement with Bausch & Lomb of $438,695 to $2,629,123 in the Current Year as compared to $2,190,428 in the Prior Year, (iii) offset by an increase in expenses of $68,858 as described below, and (iv) a increase in other items including interest income and other income of $8,182. After recording income tax expense of $1,006,060, we had net income of $1,630,592 or $0.36 per diluted share for the Current Year. In comparison, in the Prior Year we had net income of $1,309,961 or $0.29 per diluted share after recording income tax expense of $869,781.

Sales during the Current Year were $6,665,566, an increase of $294,636 (4.6%), as compared to sales of $6,370,930 during the Prior Year. The disposable lens category increased by 12.2% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category decreased 9.4% due to a sales dollar decrease in our C-Vue toric multifocal product line along with decreases in some of our older product lines that are nearing the end of their life cycle. Our gas permeable lens category decreased, by 17.5%, due to a continued overall decline in gas permeable fits in the contact lens industry. The replacement lens category increased by 11.0%. We had some growth in our C-Vue custom toric lens and low vision product lines, which was offset by the expected decline in product lines that are nearing the end of their life cycle. Gross margin decreased to 44.4% in the Current Year compared to 45.2% in the Prior Year due primarily to sales increases in lower margin products and from a one-time waste disposal expense and over-time production labor costs associated with the Current Year revenue mix.

The increase in expenses during the Current Year, as compared to the Prior Year, was primarily due to increases in administration expenses. As a percentage of sales, total Current Year expenses decreased from 45.0% to 44.0%. The increase in Administration expenses of $65,336 was due primarily higher payroll and payroll related benefits, higher insurance premiums and rental payments, and other expenses associated with the general increase in the Company’s business during the Current Year.

During the Current Year we recorded income tax expense of $1,006,060 compared to income tax expense in the Prior Year of $869,781. We record income tax at the statutory rates, but currently only pay alternative minimum tax of approximately 2% due to the utilization of tax loss carry-forwards. The increase in income tax expense is the result of higher income before tax in the Current Year compared to the Prior Year and the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the Prior Year.

Seasonality

The results of operations for the Current Quarter and Current Year are not necessarily indicative of the results for the entire fiscal year. While our sales are not substantially subject to seasonality, sales during the quarter ending December 31, historically are normally lower than other quarters due to a decrease in patient visits to eye care professionals during the Christmas holiday season.

Summary of Quarterly Results

Results for the eight most recent quarters ending with the Current Quarter are:

	For the Three Months Ending (Unaudited)
	June 30, 2008	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007	June 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sep. 30, 2006
	($)	($)	($)	($)	($)	($)	($)	($)
Income Statement Data
Total revenues	1,811,447	1,668,397	1,512,361	1,673,361	1,693,572	1,634,429	1,438,153	1,604,776
Operating income (loss) for the quarter	101,684	(2,596)	(88,282)	14,012	93,748	80,919	(181,321)	21,439
Income (loss) before tax benefit	846,701	631,193	542,257	616,501	670,471	635,197	358,891	515,183
Income for the period	508,651	368,730	375,915	377,296	406,264	372,355	220,850	310,492
Income per common share outstanding – basic and diluted
Net income per common share for the period
Basic	0.11	0.08	0.08	0.08	0.09	0.08	0.05	0.07
Diluted	0.11	0.08	0.08	0.08	0.09	0.08	0.05	0.07

The financial data presented above is derived from the Company’s financial statements and is prepared in conformity with accounting principles generally accepted in the United States and in United States dollars.

Factors That Affect the Comparability of the Quarterly Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from two to five percent of Bausch and Lomb’s product sales utilizing our technology. The next contractual decrease will occur in the quarter ending December 2016. The quarterly results in the above table include royalty income as follows:

	For the Three Months Ending
	June 30, 2008	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007	June 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sep. 30, 2006
	($)	($)	($)	($)	($)	($)	($)	($)
Royalty income	740,482	628,993	646,849	612,799	630,932	545,293	537,653	476,550

In the quarter ending June 30, 2007 we recorded approximately $0.05 million in income tax expense that resulted from the recognition of deferred tax assets expected to be realized in the future, which was offset by a reduction in the deferred income tax asset during the quarter.

In the quarter ending June 30, 2008 we recorded approximately $ .06 million in income tax expense that resulted from the change in deferred tax assets expected to be realized in the future, which was offset by an increase in the deferred income tax asset during the quarter.

Liquidity and Capital Resources

Current Quarter

As of June 30, 2008, the Company had working capital of $4,627,289, representing an increase of $584,943 from our working capital at March 31, 2008. Positive cash flow from operating activities totaled $845,756, and we used cash of $18,296 for the purchase of capital additions during the quarter ending June 30, 2008.

Current Year

As of June 30, 2008, the Company had working capital of $4,627,289 representing a decrease of $322,443 from our working capital at June 30, 2007. The decrease in working capital was principally due to a decrease in cash from the payment of cash dividends offset by a increase in accounts payable. During the Current Year, we generated $2,694,414 in cash from operations representing a increase of $630,649 from $2,063,765 generated during the prior year period ended June 30, 2007. We used cash of $81,754 during the Current Year for the purchase of capital additions, a decrease of $102,866 from the Prior Year. The Company also received cash of $30,771 from capital stock issued from the exercise of stock options during the Current Year.

Related Party Transactions

During the Current Year, there were no related party transactions. In the Prior Year we incurred $2,821 in fees to, William Baxter, a director of the Company, for accounting services. There was no related party interest incurred in the Current Year or Prior Year.

Trend Information

The conventional soft multifocal contact lens business has been impacted over the past several years by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses. The entrance of these molded lenses has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of disposal multifocal molded soft contact lenses (C-Vue) utilizing our patented design. The C-Vue brand was launched to eye care professionals in the United States during September of 2002. In February 2006, we announced the launch of the first aspheric, single vision daily wear, two week disposable soft contact lens ever available under the C-Vue brand. The C-Vue Aspheric single vision lens is manufactured by a third party utilizing, Wavefront inspired technology. In May 2008, we launched the all-new C-Vue 1 Day ASV, which is the first aspheric daily disposable contact lens sold under the C-Vue brand. The cast molded C-Vue 1 Day ASV lens is manufactured for us by a third party utilizing Wavefront inspired technology, and is marketed to eye care professionals in blister-packs of 30 and 90 lenses. During the Current Year the Company’s C-Vue disposable products accounted for approximately 55% of sales. The Company expects the sales of the C-Vue brand multifocal, the C-Vue Aspheric single vision and the C-Vue 1 Day ASV lenses will make up an increasing percentage of its future sales.

Risk Factors

A significant portion of the Company’s net income is derived from the Company’s exclusive license of one of its patented multifocal designs to Bausch and Lomb. The Company collects royalties based on Bausch and Lomb’s worldwide net sales of products utilizing the Company’s technology. There can be no assurances that Bausch and Lomb will continue to sell products in the future utilizing the Company’s technology.

The Company entered into a supply agreement with one supplier for the manufacture of its molded C-Vue multifocal lens, which currently accounts for approximately 52% of the Company’s sales. The agreement is renewable from year to year and is terminable pursuant to customary termination clauses. Although to date the supplier has met the Company’s requirements, there can be no assurances that they will be able to continue to meet their obligations under the current agreement or any renewal of the agreement. Furthermore, there are no assurances that the supplier will meet the Company’s possible future requirements for design or material changes and enhancements. Alternative suppliers for the manufacture of the C-Vue multifocal contact lens have been identified. However, there can be no assurances that an alternate supplier can successfully manufacture the lens to the Company’s specifications, on acceptable terms, or within the constraints of the exclusive license agreement with Bausch and Lomb.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, royalties and other receivables, accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

Outlook

We anticipate continued growth of our C-Vue brand of disposal specialty contact lenses to independent eye care professionals. We believe market demographics favoring specialty contact lenses will continue to drive our revenue and earnings growth. Over the next year we plan on adding new contact lens products to our C-Vue brand, such as custom lenses in higher oxygen permeable materials.

Other

Investor relations are done internally and consist of responding to inquiries from potential investors and stockholders as well as the dissemination of Company news and information. We have retained the services of Newport Capital Consultants, Inc. (“Newport”) as our broker relations counsel. We pay Newport a monthly consulting fee, and reimburse Newport for pre-approved expenses incurred in providing us services.

Disclosure Controls and Procedures

As at the fiscal year ended June 30, 2008, an evaluation was carried out, under the supervision of and with the participation of Company management, including the President and Chief Executive Officer, and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at June 30, 2008 to provide reasonable assurance that material information relating to the Company, would be made known to them by others within the Company.

Additional Information

Additional information is available concerning the Company and its operations on SEDAR at www.sedar.com and on our web site at www.unilens.com. Additional financial information concerning the Company is provided in its audited comparative financial statements for the Company’s most recently completed financial year. Copies of this information are available by contacting the Company at 800-446-2020.

Directors and Officers

The Company’s directors and officers as at the Report Date are:

Directors:	Officers:
Alfred W. Vitale	Michael J. Pecora – President & Chief Executive Officer
William D. Baxter	Leonard F. Barker – Chief Financial Officer, Treasurer and Secretary
Nick Bennett
Elizabeth J. Harrison

Board Approval

The contents of this management discussion and analysis have been approved and its mailing has been authorized by the board of directors of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

“Michael J. Pecora”

MICHAEL J. PECORA, PRESIDENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC. (Registrant)

Date: October 1, 2008	By	/s/ Leonard F. Barker
Name: Leonard F. Barker Title: Chief Financial Officer